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                                   Exhibit17.1
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          MEMO

     Date:        March  9,  2003

     To:          The  Board  of  Directors
     From:        Dave  Belcher
     Subject:     Resignation  from  the  Board  of  Directors
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Recent  actions by the Management of e-Perception, Inc. (presumably on behalf of key investors Mike Vanderhoof, Don Danks and Eric Richardson) have jeopardized the viability of the Company and undermined shareholder value as evidenced by the recent 80% decline in market capitalization and share price.

These  Management  actions  include:
1. Addition of salary, satellite office and marketing expenses of $1 million to the Operating Budget while maintaining revenue projections at only $5 million.
2.   Bifurcation  of  the  operation  of  the  Company.
3. Removal of the Company Founders: Dave Belcher and Jack Morehouse (Belcher's resignation requested 2/13/03, Morehouse laid off 3/5/03)
4. Promotion of under-achievers to Management positions (Jeff Butler and Scott Mumby).
5. Insult and intimidation intended to force the resignation of the Company's leading salesman (Greg LaBonte).

Board  approval  was  neither  requested  nor provided for any of these actions.

I believe that this activity has fatally wounded the enterprise into which I have poured my heart, soul and creative capital for the last three years. It is with immense disappointment that I tender my resignation, effective immediately.

I  wish  you  the  best  of  luck  going  forward.



                              /s/ Dave  Belcher